PROSPECTUS SUPPLEMENT NO. 22 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Bontan Corporation Inc.

61,102,500 Shares of Common Stock
_____________________________

This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains our quarterly report, on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on February 26, 2013.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “BNTNF.” The high and low bid prices for our common stock on the OTC Bulletin Board on February 26, 2013 were US$0.12 and US$0.10 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

____________________________

Prospectus Supplement dated February 27, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

Bontan Corporation Inc.

Consolidated Interim Financial Statements

For the Three and Nine Months Ended December 31, 2012

Unaudited – Prepared by Management

(Canadian Dollars)

Index

Notice To Reader	2

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Operations and Comprehensive Loss	4
Interim Consolidated Statement of Shareholders Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7-16

NOTICE TO READER OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements for Bontan Corporation Inc., comprised of the interim consolidated statements of financial position as at December 31, 2012 and for the year ended March 31, 2012, and the interim consolidated statements of operations and comprehensive loss, statement of changes in equity and cash flows for the three and nine month periods ending December 31, 2012 and December 31, 2011 and are the responsibility of the Company’s management.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these interim consolidated financial statements in accordance with International Financial Reporting Standards.

The interim consolidated financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed” “signed”
Kam Shah C.A., Director Dean Bradley, Director

February 26, 2013

Bontan Corporation Inc.
Interim Consolidated Statements of Financial Position
(Canadian Dollars)
(Unaudited – see Notice to Reader dated February 26, 2013)

As at,	Note	December 31, 2012	March 31, 2012
			(Audited)
Assets
Current
Cash		$1,843,942	$58,359
Short term investments	4,15(v)	45,810	227,600
Other receivable	7	1,721,718	231,039
Exploration and evaluation expenditures recoverable	6	-	6,972,740
		$3,611,470	$7,489,738
Long-term assets
Office equipment and furniture	5	$6,227	$6,717
Total assets		$3,617,697	$7,496,455
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	15(iv)	$124,433	$1,040,450
Deferred costs recovery	8	-	$1,615,177
Total current liabilities		$124,433	$2,655,627
Shareholders' Equity
Capital stock	9	$36,206,856	$36,081,260
Warrants	11	6,953,745	7,446,261
Stock option reserve		4,755,077	4,755,077
Fair value reserve		-	19,500
Deficit		(44,422,414)	(43,461,270)
		(44,422,414)	(43,441,770)
Total shareholders' equity		$3,493,264	$4,840,828
Total liabilities and shareholders' equity		$3,617,697	$7,496,455
Commitments and Contingent Liabilities (Note 14)
Related Party Transactions (Note 15)

On behalf of the Board ”Kam Shah” Director ”Dean Bradley” Director
(signed) (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Interim Consolidated Statements of Operations and Comprehensive Loss
For the three and nine months ended December 31,
(Canadian Dollars)
(Unaudited – see Notice to Reader dated February 26, 2013)

	Note	Three months ended		Nine months ended
		December 31		December 31
		2012	2011	2012	2011
Income
Exploration and evaluation expenditure recovered (net)	6	492,516		230,455	-
Other income		$(130)	-	99,870	-
		$492,386	$ -	$330,325	$ -
Expenses
Professional fees		19,434	226,787	207,250	841,260
Consulting fees	13,14(b), (c), (d) & 15(iii)	104,328	23,949	502,323	243,206
Shareholders' information	14(a),15(i)	29,673	37,483	93,046	100,936
Travel, meals and promotions	15(ii)	5,926	7,500	94,494	21,584
Office and general		13,644	11,988	48,441	33,375
Payroll		13,301	15,472	36,213	35,629
Rent		4,295	6,392	17,080	19,094
Communication		1,495	2,032	4,797	7,673
Transfer agents fees		1,490	2,409	3,518	4,902
Bank charges and interest		354	507	1,598	1,186
Amortization		443	560	1,264	1,680
Write down of short term investments		21,740	27,000	162,290	552,000
Loss on disposal of short term investments		-	57,187		84,176
Exchange loss		(37,598)	(2,072)	119,154	17,300
		178,525	417,194	1,291,468	1,964,001
Net income (loss) for period		313,861	(417,194)	(961,143)	(1,964,001)
Other comprehensive income (loss)
Unrealized (loss) gain for period on short term investments, net of tax		1,300	(57,225)	(19,500)	(364,496)
Other comprehensive income (loss) for period		1,300	(57,225)	(19,500)	(364,496)
Total comprehensive income (loss) for period		$315,161	$(474,419)	$(980,643)	$(2,328,497)
Income (loss) per share	12
Basic and diluted		$0.00	$(0.01)	(0.01)	$(0.02)

Bontan Corporation Inc.
Interim Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the nine months ended December 31, 2012 and 2011
(Unaudited – see Notice to Reader dated February 26, 2013)

	Number of Shares	Capital Stock	Warrants	Stock option reserve	Fair value reserve	Accumulated Deficit	Total Equity
Balance, April 1, 2011	79,664,076	$36,078,140	$8,677,551	$4,755,077	$168,347	$(40,990,892)	$8,688,223
Issued under Consultants Compensation Plans	50,000	$3,120					3,120
Cancellation of previously issued warrants			$(1,231,290)				(1,231,290)
Cancellation of previously issued options				$(83,198)			(83,198)
Unrealised loss on short term investments ,net of tax					(364,496)		(364,496)
Net loss for period						(1,964,001)	(1,964,001)
Balance, December 31, 2011	79,714,076	$36,081,260	$7,446,261	$4,671,879	$(196,149)	$(42,954,893)	$5,048,358
Balance April 1, 2012	78,714,076	$36,081,260	$7,446,261	$4,755,077	$19,500	$(43,461,270)	4,840,828
Issued under Consultants Compensation Plans	3,045,000	$125,596					125,596
Cancellation of previously issued warrants			$(492,516)				(492,516)
Unrealised loss on short term investments ,net of tax					(19,500)		(19,500)
Net loss for period						(961,144)	(961,144)
Balance December 31, 2012	81,759,076	$36,206,856	$6,953,745	$4,755,077	$ -	$(44,422,414)	$3,493,264

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Interim Consolidated Statements of Cash Flows
For the nine months ended December 31,
(Canadian Dollars)
(Unaudited – see Notice to Reader dated February 26, 2013)

	Note	2012	2011
Cash flows from operating activities
Net loss for period		$(961,144)	$(1,964,001)
Amortization of office equipment and furniture		1,264	1,680
Exploration and evaluation expenditure recovered		(230,455)
Write down of short term investments		162,290	552,000
Loss on disposal of short term investments		-	84,176
Consulting fees settled for common shares	13	125,596	(72,907)
Net change in working capital components
Other receivables		(1,490,679)	(89,375)
Accounts payable and accrued liabilities		(916,017)	371,933
		(3,309,145)	$(1,116,494)
Cash flow from (into) investing activities
Exploration and evaluation (expenditure) recovery		5,095,503	259,700
Purchase of office equipment and furniture		(775)
Net proceeds from sale of short term investments		-	663,003
		5,094,728	$922,703
Cash flow from financing activities

Decrease in cash during period		1,785,583	(193,791)
Cash at beginning of period		58,359	348,464
Cash at end of period		1,843,942	$154,673
Supplemental disclosures
Non-cash operating activities
fees settled for common shares and options and expensed during the period		(125,596)	(10,291)
Cancelation of previously issued options		-	83,198
		$(125,596)	$72,907
Non-cash investing activities
Warrants previously issued towards acquisitions now cancelled		492,516	1,231,290

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
December 31, 2012 and 2011
(Unaudited – see Notice to Reader dated February 26, 2013)

1. NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is incorporated in Ontario and its head office is located at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. The Company’s shares trade on the Over the Counter Bulletin Board of NASDAQ under a trading symbol “BNTNF”.

On June 29, 2012, the Company disposed of its indirect 4.70% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West coast of Israel, through its holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”), as explained in Note 6.

The Company does not currently own any oil and gas properties but holds 0.25% Overriding Royalty Interest in the two offshore Israeli drilling licenses.

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology industry. The Company is currently engaged in confidential negotiations to potentially acquire a biotechnology company.

2. BASIS OF PRESENTATION AND ADOPTION OF IFRS

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) IAS 34 – Interim Financial Reporting and should be read in conjunction with the interim financial statements for the three months ended June 30, 2012, six months ended September 30, 2012 and the annual financial statements for the year ended March 31, 2012, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). This is considered generally accepted accounting principles (“GAAP”) for Canadian public companies.

These unaudited condensed interim consolidated financial statements were prepared by management and reviewed by the Audit Committee. These unaudited condensed interim consolidated financial statements were approved by the Board of Directors for issue on February 5, 2013.

The Company has no requirement to report on segments as it operates as only one segment.

(b) Basis of presentation

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for short term investments, which are measured at fair value.

(c) Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and of 1843343 Ontario Inc., a wholly owned subsidiary, incorporated in Ontario on January 31, 2011, and has had no activity since its inception.

Israel Oil & Gas Corporation, a wholly owned subsidiary, was merged with the Company on May 15, 2012.

All inter-company balances and transactions have been eliminated on consolidation.

(d) Functional and presentation currency

The condensed interim consolidated financial statements are presented in Canadian dollars which is also the functional currency of the Company and its subsidiary.

(e) Use of Estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of share-based compensation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2012 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements,

(a) New Accounting Policies

There have been no new accounting policies adopted by the Company.

(b) New Standards and Interpretations Not Yet Adopted

Since the issuance of the Company’s fiscal 2012 audited consolidated financial statements, the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) have issued no additional new and revised standards and interpretations which are applicable to the Company. Refer to Note 3 of those statements

4.	SHORT TERM INVESTMENTS

	Marketable securities
	Average carrying costs	Fair market value
December 31, 2012	$45,810	$45,810
March 31, 2012	$208,100	$227,600

Marketable securities are designated as “available-for-sale”.

Marketable securities are stated at fair value based on quoted market prices on the balance sheet as at December 31, 2012.

As at December 31, 2012, management concluded that certain marketable securities had suffered a decline in their value which was unlikely to be recovered in the near future. Since this is a loss in value that is other than temporary decline, the cumulative loss has been removed from other comprehensive income and recognised in net income even though these investments have not been de-recognised.

5.	OFFICE EQUIPMENT AND FURNITURE

	Cost	Accumulated amortization	Net book value	Net book value
	December 31, 2012			March 31, 2012
Office furniture	4,725	3,245	1,480	1,742
Computer	6,795	4,370	2,425	2,244
Software	5,793	3,471	2,322	2,731

	$17,313	$11,086	$6,227	$6,717

6. EXPLORATION AND EVALUATION EXPENDITURES

The Company held an indirect 4.70% interest in two offshore drilling licenses in Israel – petroleum license 347 (‘Myra”) and 348 (“Sara”) covering approximately 198,000 acres, 40 kilometres off the West coast of Israel (“Israeli project”) through its 76.79% equity of IPC Cayman, as more fully explained in Note 6 to the fiscal 2012 audited financial statements.

The Company signed a settlement agreement on December 15, 2011 to dispose of its interest in the Israeli project held through its ownership of 79.76% equity in IPC Cayman. The agreement being extended, from time to time, and amended, was finally closed on June 29, 2012.

As per the terms of the revised settlement agreement the Company received US$5 million and surrendered all its shares in IPC Cayman for cancellation. The Company and IPC Parties exchanged mutual releases and dismissed all lawsuits against each other and against IPC Oil and Gas Holdings Ltd. (formerly, Shaldieli Ltd.) as well as certain promoters.

The Company also received non-refundable deposits totalling to US$375,000, which was adjusted against exploration and evaluation expenditure recoverable, an extension fee of US$100,000, which was included in other income and an overriding royalty interest of 0.25% in the Israeli project.

As additional consideration, on December 31, 2012, based on a revaluation of the surrendered shares to be performed by the IPC Parties, Bontan received the right to exercise an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927 valid until March 31, 2013. The Company has not yet decided whether it would exercise this option.

However, due to failure of both the exploration wells to identify any reserves and absence of any plans to explore more wells, the Company decided to fully write off the balance of exploration and evaluation expenses.

The movements in exploration and evaluation expenditure recoverable during the period were as follows:

	Nine months to December 31, 2012	Year ended March 31, 2012
Balance, at beginning of period	$6,972,740	$6,972,740
Cash deposits transferred from deferred cost recovery on settlement(Note 8(ii))	(383,887)
Cash received on settlement	(5,095,502)
Value of warrants issued previously towards acquisition being canceled	(1,723,806)
	(230,455)	6,972,740
Taken to income	230,455

Balance, end of period	$ -	$6,972,740

The Company has not assigned any value to its 0.25% ORI since the underlying reserves have not yet been proven.

7.	OTHER RECEIVABLE

	December 31, 2012	March 31, 2012
Prepaid expenses and deposits	$20,200	$16,600
Taxes receivable	67,196	89,439
Funds held in escrow (i)	1,634,322	125,000

	$1,721,718	$231,039

i.
Funds held in escrow represent funds held by our Israeli lawyer who acts as our escrow agent pending clearance from Israeli tax authority. These funds were part of the funds received under the settlement with IPC parties as explained in Note 6. The funds were received on January 23, 2013.

8.	DEFERRED COSTS RECOVERY

This represented exploration and evaluation expenditures recovered as of March 31, 2012 pursuant to the settlement agreement on June 29, 2012 (Note 6) and its adjustments during the period ended December 31, 2012 as follows:

	December 31, 2012	March 31, 2012
Cancellation of warrants returned under the settlement agreement (Note 6)	$ -	$1,231,290
Cash deposits received under the settlement agreement (Note 6)	-	383,887

	$ -	$1,615,177

(i)	The value of cancelled warrants was taken to income on closing of the settlement agreement on June 29, 2012 and was off set against the exploration and evaluation expenditure recoverable.
(ii)	Cash deposit was adjusted against exploration and evaluation expenditure on closing of the settlement agreement on June 29, 2012

9. CAPITAL STOCK

(a) Authorized: Unlimited number of common shares

(b)	Issued

	December 31, 2012		March 31, 2012
	Common		Common
	Shares	Amount	Shares	Amount
Balance ,beginning of period	78,714,076	$36,081,260	78,664,076	$36,078,140
Issued under 2009 Consultant Stock Compensation Plan (i)	3,045,000	$125,596	50,000	$3,120
Balance, end of period	81,759,076	$36,206,856	78,714,076	$36,081,260

(i)	Shares were issued to two directors, CEO and the two consultants as a bonus and were valued at market on the date of issue.

(c)	As at December 31, 2012 and March 31, 2012, the Company had the following active Consultant Stock Compensation Plans:

	2009 Plan		2011 Plan
Date of registration*	May 11, 2009		April 11, 2011
Registered shares under the Plan	3,000,000		6,000,000
	Nine months to December 31, 2012	Year ended March 31, 2012	Nine months to December 31, 2012	Year ended March 31, 2012
Un-allotted, beginning of period	2,106,667	2,156,667	6,000,000	6,000,000
Issued	(2,181,667)	(50,000)	(938,333)
Cancelled (i)	75,000	-
Un-allotted, end of period	-	2,106,667	5,061,667	6,000,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(i)	75,000 shares issued to an independent director as bonus were returned in November 2012 for cancelation and the director was paid in cash in lieu.

10. STOCK OPTION PLANS

(a) The following is a summary of all Stock Option Plans as at December 31 and March 31, 2012:

Plan	Date of	# of Options
	registration*	Registered	Issued	Expired	Cancelled	Exercised	Outstanding
1999 Stock option Plan	Apr 30, 2003	3,000,000	3,000,000	(70,000)		(1,200,000)	1,730,000
2003 Stock Option Plan	July 22, 2004	2,500,000	2,500,000	(155,000)		(400,000)	1,945,000
The Robinson Plan	Dec. 5, 2005	1,100,000	1,100,000	-		-	1,100,000
2005 Stock Option Plan	Dec. 5, 2005	1,000,000	1,000,000	-	(390,000)	-	610,000
		7,600,000	7,600,000	(225,000)	(390,000)	(1,600,000)	5,385,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

All outstanding options were fully vested on the dates of their grant.

(b)	The weighted average exercise price of the outstanding stock options was US$0.17 as at December 31, 2012 (March 31, 2012: US$0.17)

(d)	Details of weighted average remaining life of the options granted and outstanding are as follows:

December 31, 2012
Number of options outstanding and exercisable	5,385,000
Exercise price in US$	0.17
Weighted average remaining contractual life (years)	1.72

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 560,000 options and less than the market price for the balance of 4,825,000 options.

11.	WARRANTS

There were following movements in the warrants issued and outstanding during the nine months ended December 31, 2012.

	December 31, 2012		March 31, 2012
	# of warrants	Fair value	# of warrants	Fair value
Balance, beginning of period	68,071,420	$7,446,261	73,071,420	$8,677,551
Cancelled (Note 6)	(2,000,000)	(492,516)	(5,000,000)	(1,231,290)

Balance, end of period	66,071,420	$6,953,745	68,071,420	$7,446,261

Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	December 31, 2012
	Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)
0.10	10,400,000	1.25
0.25	12,846,420	1.25
0.35	42,825,000	2.17
0.29	66,071,420	1.84

12. EARNINGS PER SHARE

Earnings per share are calculated on the weighted average number of common shares outstanding during the three and nine months ended December 31, 2012, which was 79,951,298 and 81,759,076 respectively. (Three and nine months ended December 31, 2011 - 78,680,743 and 78,669,632 respectively).

The Company had approximately 66 million (December 31, 2011: 68 million) warrants and 5.4 million options (December 31, 2011: 5.4 million options), which were not exercised as at December 31, 2012. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

13.	CONSULTING FEES

	Three months ended December 31		Nine months ended December 31
	2012	2011	2012	2011
Fees settled in stocks and options (i)	$9,838	$ -	125,596	7,171
Cancellation of options issued in settlement of fees		(83,198)		(83,198)
Fees settled for cash	94,490	107,147	376,727	319,233
	$104,328	$23,949	$502,323	$243,206

14. COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into media and investor relations contracts, with Current Capital Corp., a shareholder corporation, effective July 1, 2004, initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice, for a total monthly fee of US$10,000.

(b)
The Company entered into a consulting contract with Mr Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)
The Company entered into a consulting contract with Mr Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. On August 4, 2009, this contract was renewed for another five years effective April 1, 2009. The renewed contract provides for a fixed monthly fee of $10,000 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)
The Company has a consulting contract with Mr John Robinson. Mr John Robinson is the sole owner of Current Capital Corp., a firm with which the Company has an on-going contract for media and investor relations, and is a brother of Mr Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company. Mr Robinson provides services that include assisting the management in evaluating new projects and monitoring short term investment opportunities that the Company may participate in from time to time. A new Consulting Contract was signed with Mr John Robinson on July 1, 2009 for period covering up to March 31, 2014. The Contract provides for a fixed monthly fee of $8,500 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(e)
The Company has agreed to the payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from the exercise of any of the outstanding warrants. The likely fee if all the remaining warrants are exercised will be approximately $1.8 million.

15. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements. Amounts are for nine months ended December 31, 2012 and balances as at December 31, 2012. Comparative amounts are for the nine months ended December 31, 2011 and balances as at December 31, 2011.

(i)
Included in shareholders’ information expense is $89,033 (2011 – $88,609) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	Business expenses of $18,030 (2011: $20,109) were reimbursed to directors of the corporation and $101,727 (2011 - $18,682) to key consultants and $4,374 to CCC (2011: $ nil)
(iii)
Consulting fees include cash fee paid to directors for services of $202,349 and shares issued $52,336 (2011: cash fee of $142,500), $90,000 in cash and $36,600 in shares (2011: cash fee of $90,000) paid to a key consultant, $76,500 in cash and $36,630 in shares paid to a consultant who controls CCC (2011: cash fee of $76,500). These fees are included in consulting expenses.

(iv)
Accounts payable includes $5,042 (2011: $83,073) due to CCC, $1,250 (2011: $73,006) due to directors, $2,612 (2011: $164,994) due to a key consultant and due to a consultant who controls CCC $ nil (2011: $134,470).

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	December 31, 2012		March 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	1,843,942	1,843,942	58,359	58,359
Other receivable	1,721,718	1,721,718	231,039	231,039
Short term investments	45,810	45,810	208,100	227,600
Financial liabilities
Accounts payable and accrued liabilities	124,433	124,433	1,040,450	1,040,450

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments
The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, short-term investments, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

• Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
• Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
• Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Accordingly, short term investments are classified as Level 1.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major financial institutions in Canada and therefore the risk of loss is minimal.
b.
Other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from an Israeli escrow agent which is one of its major law firms. The balance is due from the Canadian government

c.	Short term Investments –These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company expects to satisfy obligations under accounts payable, amounts due to related parties, and short‐term debt in less than one year through cash flows from the proceeds of the sale of its interest as explained in Note 6.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, the Company has now decided to move away from oil and gas project and focus more on opportunities in biotechnology sector. If its current negotiations are successful, the company may acquire a biotech company and use its funds towards the ongoing biotech projects. The success of the new business will depend on the Company’s ability to attract significant amount of capital and skilled manpower. There can be no assurance that required financing will be available to the Company.

d)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk.

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and returns received on its disposal, are denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the operating results of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	December 31, 2012	March 31, 2012	December 31, 2011
One US Dollar to CDN Dollar	0.9949	1.000	1.0170

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at December 31, 2012 were as follows: (all figures in CDN$’000 equivalent)

Cash, and receivable	$ 3448
Accounts payable and accrued liabilities	(70)
Net assets	$ 3,378

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net assets by $169,000 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net assets by $ 169,000.

17. CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 124,000 as at December 31, 2012 and current assets, mostly in cash and receivable of approximately $3.6 million. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short term investments.

As at December 31, 2012, the shareholders’ equity was approximately $ 3.5 million (March 31, 2012: $ 4.8 million). Almost all of it was held in cash and receivable (March 31, 2012: $0.3 million or 6%).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the nine months ended December 31, 2012.

The Company believes that the settlement agreement signed in December 2011 and closed on June 29, 2012, as explained in Note 6, has generated enough cash flow to enable the Company to not only meet its existing obligations but to invest in new projects while continuing its interest in the current project in the form of an overriding royalty interest.

18.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements were approved by the board of directors and authorized for issue on February 26, 2013.

BONTAN CORPORATION INC.
THIRD QUARTER ENDED DECEMBER 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 26, 2013

Management Discussion and Analysis

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the third quarter ended December 31, 2012 should be read in conjunction with the interim unaudited condensed Consolidated Financial Statements for the third quarter ended December 31, 2012, the interim unaudited condensed Consolidated Financial Statements for the first and second quarter ended June 30, 2012 and September 30, 2012 respectively and audited consolidated financial statements and Annual Form 20-F for the year ended March 31, 2012.

The Company’s financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board.

This management discussion and analysis is prepared by management as at February 26, 2013. The Company’s auditors have not reviewed it.

In this report:
a.	The words “us”, “we”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Israel Petroleum Company, Ltd Cayman, where we held 76.79% equity until June 29, 2012 is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter ended December 31, 2012 and the preceding seven quarters: (All amounts in ‘000 CDN$ except net loss per share, which are actual amounts)

Quarter ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	2012	2012	2012	2012	2011	2011	2011	2011*
Total Revenue	492	(263)	101	-	-	-	-	-
Net income (loss)	314	(2,172)	897	(2,470)	(417)	(673)	(874)	(3,780)
Working capital	3,487	3,618	5,704	4,834	5,041	(146)	756	1,707
Shareholder’s equity	3,493	3,624	5,710	4,841	5,048	6,834	7,737	8,688
Net income (loss) per share - basic and diluted	$0.00	$(0.03)	$0.01	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.05)

*Details for these quarters are derived from financials prepared under previous Canadian GAAP while figures for the other quarters are derived from financials prepared in accordance with IFRS

Number of common shares, options and warrants

These are as follows:

As at,	December 31, 2012	February 26, 2013
Shares issued and outstanding	81,759,076	81,759,076
Warrants issued and outstanding (a)	66,071,420	66,071,420
Options granted but not yet exercised (b)	5,385,000	5,385,000
(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.29. These warrants have weighted average remaining contractual life of 1.84 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.17 and have a weighted average remaining contractual life of approximately 1.72 years.

Business Environment

Risk factors
Please refer to the Annual Report in the form F-20 for the fiscal 2012 for detailed information as the economic and industry factors that are substantially unchanged.
Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2012. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company disposed of on June 29, 2012, its indirect 4.70% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West coast of Israel, through its holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”), as explained in Note 6 of the financial statements.

The Company does not currently own any oil and gas properties with proven reserves but holds 0.25% Overriding Royalty Interest in the two offshore Israeli drilling licenses. The Company has not assigned any value to its 0.25% ORI since the underlying reserves have not yet been proven.

During the interim period ended December 31, 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology industry. The Company is currently engaged in confidential negotiations to potentially acquire a biotechnology company.

Results of operations

Three months ended December 31,	2012	2011
	In 000’s CDN$
Income	492	-
Expenses	(179)	(417)
	313	(417)
Non-controlling interests	-	-
Net income (loss) for period	313	(417)
Deficit at end of period	(44,422)	(42,955)

Overview

The following were the key events during the quarter ended December 31, 2012:

(a)
The second part of the compensation under the revised settlement agreement in connection with disposal of its indirect interest in the Israeli Project was due on December 31, 2012. As per the terms, the IPC Parties decided to offer Bontan an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927 valid until March 31, 2013 instead of any further cash payments, due to failure of two exploration wells in proving any reserves. The Company has not yet decided whether it would exercise this option.

(b)	All costs previously capitalized relating to the Israeli Project were off set against cash received and warrants cancelled, resulting in a net gain taken to income.
(c)
In December 2012, the Company announced a new focus on business within the biotechnology industry and is currently working with principals of a Biotech Corporation to finalize the terms proposed in a letter of intent to acquire the said Corporation through an exchange of shares.

During the quarter ended December 31, 2011, over 50% of the expenses related to legal costs involved in various litigations against the manager of our subsidiary, IPC Cayman and other related entities. These litigations were kept on hold in December 2011 due to a settlement agreement as more fully explained later in the report.

Another key event in the quarter occurred in November 2011, when in a reverse takeover transaction, IPC Cayman merged its interest in IPC Israel, which in turn holds working interest in the Israeli project, into an Israeli public company in exchange for approximately 90% equity of the said public company.

Income

Revenue during the quarter ended December 31, 2012 consisted mainly of the reversal from exploration and evaluation expenditure of 2 million warrants issued towards acquisition of indirect interest and valued at $492,516, which were cancelled.

We had no revenue during the three months ended December 31, 2011.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended December 31,
	2012	2011

Operating expenses	$ 57,320	$ 68,871
Consulting fee & payroll	117,629	39,421
Exchange (gains)	(37,598)	(2,072)
Loss on disposal of short term investments	-	57,187
Write down of short term investments	21,740	27,000
Professional fees	19,434	226,787
	$ 178,525	$ 417,194

Operating Expenses

	Three months ended December 31,
	2012	2011
Travel, meals and promotion	$ 5,926	$ 7,500
Shareholders information	29,673	37,483
Other	21,721	23,888
	$ 57,320	$ 68,871

Travel, meals and promotions

Travel expenses during the three months ended December 31, 2012 included a visit to USA by the CEO in connection with the prospective acquisition proposal and other related costs

During the three months ended December 31, 2011 the Company’s primary focus was on handing various litigation matters and negotiating a settlement agreement, which did not involve significant travels. There was a significant reduction in these expenses compared to the same period in the previous fiscal period.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Fees were consistent for the 2012 and 2011 periods.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. There were no major changes.

Consulting fees and payroll

Three months ended December 31,	2012	2011

Fees settled in common shares and options	9,838	-
Cancellation of options	-	(83,198)
Fees settled in cash	94,490	107,147
Payroll	13,301	15,472

	$ 117,629	$ 39,421

During the quarter ended December 31, 2012, 120,000 shares were issued to an independent director as bonus valued at $ 9,808. Cash fees were paid to the CEO and two consultants as per their consulting contracts. Payroll related to the salary of an employee who acts as executive assistant to the CEO.

There were no issuance of shares or options to any consultants during the quarter ended December 31, 2011. However, 390,000 options issued previously to three IPC Cayman consultants were cancelled during the quarter as a result of a settlement agreement. The value of $83,198, based on the Black-Scholes model, assigned to these options on their issuance was therefore reversed. Cash fee paid during the quarter primarily fees paid to CEO, two members of the audit committee and other two consultants and were consistent with prior period. Payroll includes value of $3,120 representing 50,000 shares granted under a consultant compensation plan to an employee during the quarter.

Exchange (gain) loss
Exchange differences related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the functional and presentation currency, on consolidation.

During the three months ended December 31, 2012, there were a number of transactions in US Dollars. Approximately $3.5 million was received or receivable while approximately $70,000 in liabilities were settled, resulting in net assets in US dollars. During this quarter, the Canadian dollar weakened slightly, from $0.98 for a US dollar at September 2012 to $0.99 as at December 2012, resulting in a small exchange gain.

During the three months ended December 31, 2011, the company had payables in US dollar which, due to the strengthening of the Canadian dollar against US dollar resulted in an exchange gain on conversion of approximately $2,000.

Write off of Short term Investments

As at December 31, 2012, management concluded that certain marketable securities had suffered a decline in their value which was unlikely to be recovered in the near future. Since this is a loss in value that is other than a temporary decline, the cumulative loss has been removed from other comprehensive income and recognised in net income even though these investments have not been de-recognised.

As at December 31, 2011, the Company’s short term investment portfolio included one marketable security whose market price showed continued declining trend which the management believed would be unlikely to improve in the near future. The carrying cost of this security was therefore further written down by $27,000 which amount was considered to have impaired.

Loss on disposal of short term investments

During the three months ended December 31, 2012 there were no disposal of any short term investments.

The disposal of short term investments, during the three months ended December 31, 2011, was mainly caused by the need for additional cash to meet increasing litigation costs. Approximately $97,000 was raised through disposal of securities with net carrying cost of approximately $155,000.

Professional fees

Professional fees for the three months ended December 31, 2012 consisted of the audit fee provision of $11,250 for the period based on the annual fee estimate of $45,000 and the balance was due to legal fees relating to the Israeli tax and escrow services and corporate legal matters.

Professional fees for the three months ended December 31, 2011 consisted of audit and accounting fees of approximately $15,000 and legal fees of approximately $ 212,000. These legal fees consisted primarily of fees incurred by the Company for its various legal actions against Shaldieli and IPC Cayman management.

Liquidity and Capital Resources

Working Capital

As at December 31, 2012, the Company had a net working capital of approximately $3.5 million compared to a working capital of approximately $4.8 million as at March 31, 2012.

Cash on hand as at December 31, 2012 was approximately $ 1.8 million compared to $58,000 as at March 31, 2012. The increased cash was due to receipt of the funds in June 2012 as a result of a settlement as explained elsewhere in this report.

Management believes that its current cash position is more than sufficient to meet all its operating requirements for the next year.

Furthermore, in January 2013, the Company received the balance of funds which were held in escrow totalling approximately $1.6 million.

Operating cash flow

During the nine months ended December 31, 2012, operating activities required a net cash outflow of approximately $3.3 million due to approximately $200,000 used in operations, $ 1.5 million increase in receivable and $ 1.6 million used in settlement of creditors, mainly legal bills and unpaid consulting fees. These were met from the cash received and receivable of $ 5.1 million from the settlement agreement.

During the nine months ended December 31, 2011, operating activities required net cash outflow of approximately $ 1.1 million, which was met from the available cash, non-refundable deposit of $ 259,700 received as a result of settlement and proceeds from the sale of short term marketable securities.

Investing cash flows

During the nine months ended December 31, 2012, the company received net proceeds totalling approximately $5.1 million against the exploration and evaluation expenditure incurred to date as per the settlement agreement, approximately $1.6 million was used to settlement outstanding consulting and legal fees and $1.8 held in bank while $1.7 million is held in escrow by our Israeli lawyer pending clearance from the Israeli Tax Authority. These funds were subsequently received in January 2013.

During the nine months ended December 31, 2011, the company received net proceeds totalling $0.9 million from the sale of its short term investments, which were used for operational purposes – primarily to pay the legal costs relating to pending litigations. Further, it also received a non-refundable deposit of $259,700 as a result of a settlement agreement with IPC Parties in connection with its indirect interest in Israeli properties.

Exploration and evaluation costs recovery

As explained in Note 6 to the interim financials for the three and nine months ended December 31, 2012, the Company disposed of its equity interest in IPC Cayman under a settlement agreement signed on June 29, 2012. As per the terms of this agreement, the Company received approximately $5.5 million. These receipts were offset against exploration and evaluation costs of approximately $7 million, leaving a balance of $1.5 million. During the first quarter ended, the value of warrants of approximately $1.2 million originally issued to the manager of IPC Cayman were canceled per settlement terms, and were off set against this balance. Further, on December 31, 2012, value of 2 million warrants of $492,516 originally issued to another party in connection with the Israeli project was also canceled, leaving a net positive balance of approximately $ 230,000 which was taken to income.

As additional consideration as per the terms of the settlement agreement, on December 31, 2012, based on a revaluation of the surrendered shares performed by the IPC Parties, Bontan received the right to exercise an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927 valid until March 31, 2013. The Company has not yet decided whether it would exercise this option.

The Company, however, learnt from the announcements made on September 14, 2012 and October 18, 2012 respectively by the operator of the two exploration wells drilled under the Israeli licences that both wells proved to be dry and were abandoned. As a result of this development, the management does not believe that any further amount would be recoverable.

Financing cash flows

There were no cash flows from financing activities generated for the three and nine months ended December 31, 2012 and December 31, 2011.

Key Contractual obligations

There were no key contractual obligations as at December 31, 2012.

Off balance sheet arrangements

At December 31, 2012 and 2011, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 15 to the unaudited condensed consolidated financial statements for the third quarter ended December 31, 2012.

Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways

a.	Director/President of CCC, Mr John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

	December 31, 2012		March 31, 2012
	Carrying value	Fair Value	Carrying value	Fair value
Financial assets
Cash	1,843,942	1,843,942	58,359	58,359
Other receivable	1,721,718	1,721,718	231,039	231,039
Short term investments	45,810	45,810	208,100	227,600
Financial liabilities
Accounts payable and accrued liabilities	124,433	124,433	1,040,450	1,040,450

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i.	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, short-term investments, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

• Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
• Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
• Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Accordingly, short term investments are classified as Level 1.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

ii.	Credit Risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major financial institutions in Canada and therefore the risk of loss is minimal.
b.
Other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from an Israeli escrow agent which is one of its major law firms. The balance is due from the Canadian government

c.	Short term Investments –These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.
iii.	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company expects to satisfy obligations under accounts payable, amounts due to related parties, and short‐term debt in less than one year through cash flows from the proceeds of the sale of its interest as explained in Note 6.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, the Company has now decided to move away from oil and gas project and focus more on opportunities in biotechnology sector. If its current negotiations are successful, the company may acquire a biotech company and use its funds towards the ongoing biotech projects. The success of the new business will depend on the Company’s ability to attract significant amount of capital and skilled manpower. There can be no assurance that required financing will be available to the Company.

iv.	Market Risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk.

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and returns received on its disposal, are denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the operating results of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	December 31, 2012	March 31, 2012	December 31, 2011
One US Dollar to CDN Dollar	0.9949	1.000	1.0170

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at December 31, 2012 were as follows: (all figures in CDN$’000 equivalent)

Cash, and receivable	$ 3448
Accounts payable and accrued liabilities	(70)
Net assets	$ 3,378

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net assets by $169,000 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net assets by $ 169,000.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company’s fiscal 2012 consolidated financial statements are listed below. There has not been any additional pronouncement since then, up to the date of this report. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – “Financial Instruments” addresses the classification and measurement of financial assets.
IFRS 10 – “Consolidated Financial Statements” builds on existing principles and standards and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.
IFRS 11 – “Joint Arrangements” establishes the principles for financial reporting by entities when they have an interest in arrangements that are jointly controlled.
IFRS 12 – “Disclosure of Interest in Other Entities” provides the disclosure requirements for interests held in other entities including joint arrangements, associates, special purpose entities and other off balance sheet entities.
IFRS 13 – “Fair Value Measurement” defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.
IAS 27 – “Separate Financial Statements” revised the existing standard which addresses the presentation of parent company financial statements that are not consolidated financial statements.
IAS 28 – “Investments in Associate and Joint Ventures” revised the existing standard and prescribes the accounting for investments and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company has not completed its evaluation of the effect of adopting these standards on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2013

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer